UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
000-56181

CUSIP NUMBER
NOTIFICATION OF LATE FILING	83193D104

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2022
☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SmartKem, Inc.
Full Name of Registrant

Parasol Investments Corp
Former Name if Applicable

Manchester Technology Centre, Hexagon Tower, Delaunays Road, Blackley
Address of Principal Executive Office (Street and Number)

Manchester, M9 8GQ U.K.
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SmartKem, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2022 by the prescribed due date without unreasonable effort or expense because of the circumstances described below.

As reported in the Company’s Item 4.02 Current Report on Form 8-K filed on August 15, 2022, the Audit Committee (the “Audit Committee”) of the Board of Directors of the Company concluded, after discussion with the Company’s management, that the Company’s financial statements inaccurately presented unrealized gains and losses from changes in exchange rates in its consolidated statements of cash flows and, as of and for the quarterly and annual periods ended from March 31, 2021 through March 31, 2022 (collectively, the “Non-Reliance Periods”) included in the associated 10-K for the fiscal year ended December 31, 2021, Form 10-Qs for the periods ended March 31, 2021, June 30, 2021, September 30, 2021 and March 31, 2022, filed with the Securities Exchange Commission (the “SEC”), (1) should no longer be relied upon due to errors in the presentation of gains and losses from changes in exchange rates in the consolidated statements of cash flows, and (2) will require restatement. As a result, the Company will file amendments to its Form 10-K for the fiscal year ended December 31, 2021 and to its Form 10-Qs for the periods ended September 30, 2021 and March 31, 2022 (including comparative information for March 31, 2021) to restate the previously issued financial statements, with restated comparatives for June 30, 2021 also restated in the Form 10-Q for the period ended June 30, 2022. The Company expects to file with the SEC such amendments on or prior to August 22, 2022, which is the first business day following the fifth calendar day after the prescribed due date for the Company’s Quarterly Report on Form 10-Q (the “Quarterly Report”) for the quarter ended June 30, 2022. The Company intends to file the Quarterly Report immediately following the filing of such amendments.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Robert Bahns	011-44-161	721-1514
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ NO ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SmartKem, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 16, 2022	By:	/s/ Robert Bahns
Robert Bahns Chief Financial Officer